As filed with the Securities and Exchange Commission on May 6, 2005

Registration No. 333-124288

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

AMENDMENT NO. 1 TO

Form S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

HEALTH GRADES, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	62-1623449
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

500 GOLDEN RIDGE ROAD, SUITE 100
GOLDEN, COLORADO 80401
(303) 716-0041
(Address, Including Zip Code, and Telephone Number, Including Area Code,
of Registrant’s Principal Executive Offices)

KERRY R. HICKS
Chief Executive Officer
Health Grades, Inc.
500 Golden Ridge Road, Suite 100
Golden, Colorado 80401
(303) 716-0041
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)

Copies to:
ALAN SINGER, ESQ.
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103
(215) 963-5000

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ ___

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ ___

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Subject to Completion, Dated May 6, 2005

PROSPECTUS

10,658,883 SHARES

HEALTH GRADES, INC.

COMMON STOCK

     The selling stockholders identified in this prospectus are offering for sale, from time to time, the 10,658,883 shares of our common stock covered by this prospectus. Of these shares, 4,361,453 shares were acquired by some of the selling stockholders in connection with a private placement of our securities in March 2000 or in connection with the conversion or exercise of warrants obtained in the March 2000 transaction. An additional 5,544,000 shares were purchased from us by one of the selling stockholders in October 2001. Another 400,000 shares covered by this prospectus were acquired by one of the selling stockholders in connection with our purchase of the stockholder’s minority interest in a former subsidiary that initially operated our healthgrades.com website. This prospectus also relates to 353,430 shares issuable upon exercise of warrants to purchase shares of our common stock, which were procured by one of the selling stockholders in consideration of its commitment to make, and its making of, a purchase of our securities in October 2001.

     We will not receive any proceeds from the sale of these shares. We will bear all expenses relating to the registration of such shares.

     The selling stockholders may use this prospectus to sell shares at market prices prevailing at the time of sale, at fixed or varying prices determined at the time of sale, or at negotiated prices. The selling stockholders may sell the shares directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, commissions or concessions.

     Our common stock is quoted on the OTC Bulletin Board under the symbol “HGRD.” On May 5, 2005, the last reported sale price of our common stock on the OTC Bulletin Board was $4.25 per share.

     See “Risk Factors” beginning on page 2 for a discussion of some issues to consider before purchasing our common stock.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell the securities, nor is it a solicitation of an offer to buy the securities, in any state where an offer or sale of the securities is not permitted.

The date of this prospectus is ________, 2005.

     You should only rely on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell, and are seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus.

THE COMPANY

     We are a provider of proprietary, objective healthcare provider ratings and advisory services. We provide our clients with healthcare information, including information relating to quality of service and detailed profile information on physicians, that enables them to measure, assess, enhance and market healthcare quality. Our clients include hospitals, employers, benefits consulting firms, payers, insurance companies and consumers.

     We currently provide ratings or profile information relating to the following healthcare providers:

•	Over 5,000 hospitals with risk-adjusted ratings on twenty-eight procedures/diagnoses and programmatic ratings for obstetrics and women’s health. For twenty-six procedures/diagnoses, the risk adjustment was based upon the our methodology. For Gastrointestinal Procedures and Surgeries and for Respiratory Failure, the risk adjustment was based upon APR-DRG methodology developed by 3M Corporation. APR-DRG stands for All Patient Refined Diagnosis Related Group.

•	Over 620,000 physicians in over 120 specialties; and

•	Over 16,000 nursing homes.

     We offer services to hospitals that are either attempting to build a reputation based upon quality of care or are working to identify areas to improve quality. For hospitals that have received high ratings, we offer the opportunity to license our ratings and trademarks and provide assistance in their marketing programs at an institutional level (e.g., hospital clinical excellence and exceptional experience regarding the overall number and type of patient safety incidents within a hospital), at a service line level (e.g. cardiac, pulmonary, vascular, etc.) and at a procedure/diagnosis level (e.g., within the cardiac service line, coronary bypass surgery, heart attack, heart failure, etc.). We also offer physician-led quality improvement consulting engagements and other quality improvement analysis and services for any hospitals that are seeking to enhance quality.

     In addition, we provide basic and detailed profile information on a variety of providers and facilities. We make this information available to consumers, employers, benefits consulting firms and payers to assist them in selecting healthcare providers. Basic profile information for certain providers is available free of charge on our website, www.healthgrades.com. For a fee, we offer healthcare quality reports with respect to hospitals, nursing homes and physicians. These reports provide more detailed information than is available free of charge on our website. Report pricing and content varies based upon the type of provider and whether the user is a consumer or a healthcare professional (for example, a medical professional underwriter).

     We also provide detailed online healthcare quality information for employers, benefits consulting firms, payers and other organizations that license our Quality Ratings Suite™ of products – Hospital Quality Guide™, Physician Quality Guide™, Nursing Home Quality Guide™ and Home Health Quality Guide™. This information can be customized so that, for example, an employee can be provided with online access to quality data relating to healthcare providers within the provider network available under the employee’s health plan.

     For a more detailed description of our business, you should read our Annual Report on Form 10-K for the fiscal year ended December 31, 2004 filed with the Securities and Exchange Commission (the “SEC”) and listed in this prospectus under the heading “Where You Can Find More Information.”

RISK FACTORS

RISKS RELATED TO OUR BUSINESS

Our healthcare information business does not have a substantial history of profitability and may not continue to be profitable.

     We began developing our healthcare information business in 1998. For the year ended December 31, 2004, all of our operations related to this business. Our income from operations was approximately $1.8 million for the year ended December 31, 2004, which was our first year of profitability for our healthcare information business. Our business model assumes that consumers will be attracted to and use the healthcare ratings and profile information and related content available on our website, which will, in turn, enable us to license access to our quality information to hospitals and other providers. In addition, our business model assumes that employers, payers, insurance plans, consumers and other potential customers will seek our healthcare information to help increase the quality and reduce the cost of healthcare. While we are encouraged by our recent performance, our business model is not yet proven, and we cannot assure you that we will sustain profitability.

Our business will suffer if we are not able to obtain reliable data as a basis for our healthcare information.

     To provide our healthcare information, we must be able to receive comprehensive, reliable data. We currently obtain this data from a number of public and private sources. Currently, the information we utilize to compile our hospital ratings is acquired from Centers for Medicare and Medicaid Services (or CMS). For the year ended December 31, 2004, revenues derived from Distinguished Hospital Award Program, Strategic Quality Initiative, and Quality Assessment and Improvement products accounted for approximately 76% of our total ratings and advisory revenue. These products are based exclusively on our hospital ratings. Moreover, some of our SmartChoice and QRS (Quality Rating Suite) modules are based on information acquired from CMS. Our business could suffer if some of our data sources, particularly CMS, were to begin charging for use or access to this data, or cease to make such information available, and suitable alternative sources are not identified on a timely basis. Moreover, our ability to attract and retain customers is dependent on the reliability of the information that we use and purchase. If our information is inaccurate or otherwise erroneous, our reputation and customer base could be damaged. In the past, we have had disputes with two providers of information who sought to terminate our arrangements based on allegations, which we denied, that our use of the information violated the terms of our agreements with the providers. We have located alternate sources of information or modified the scope of information provided in response to these disputes. Nevertheless, our failure to obtain suitable information, if needed, to use in place of information provided by a source that determines to stop providing information, or which charges substantially more for such data, could hurt our business.

Failure to effectively manage the growth of our operations and infrastructure could disrupt our operations and prevent us from maintaining or increasing profitability.

     We are currently in an expansion mode and are seeking to increase our sales efforts, attract new clients, maintain existing clients and develop new products. To manage our growth, we must successfully attract qualified personnel to serve all areas of our business and successfully integrate new personnel into our operations. Our failure to manage personnel and otherwise appropriately manage expansion of our business could adversely affect our business and future growth.

We may be sued for information we obtained or information retrieved from our websites or otherwise provided to employers and others.

     We may be subjected to claims for defamation, negligence, copyright, trademark or patent infringement, personal injury or other legal theories relating to the information we publish on our websites or otherwise provide to customers. These types of claims have been brought, sometimes successfully, against online services as well as print publications in the past. We have received threats from some providers that they will assert defamation and other claims in connection with the information posted on our healthgrades.com website.

     We have had disputes with certain physicians with respect to the accuracy of their data that is included in reports we sell to consumers and professionals, and have settled litigation with some of these physicians. Continuing to improve the accuracy of our data by both internal process measures and by obtaining data from various sources for comparative purposes will continue to be important for us.

     Patients who file lawsuits against providers often name as defendants all persons or companies with any nexus to the providers. As a result, patients may file lawsuits against us based on, among other things, treatment provided by hospitals or other facilities that are highly rated by us, or by doctors who are identified on our website. In addition, a court or government agency may take the position that our delivery of health information directly, or information delivered by a third-party website that a consumer accesses through our website, exposes us to malpractice or other personal injury liability for wrongful delivery of healthcare services or erroneous health information. Such exposure may adversely affect our business. Moreover, the amount of insurance we maintain with insurance carriers may not be sufficient to cover all of the losses we might incur from these claims and legal actions. In addition, insurance for some risks is difficult, impossible or too costly to obtain, and as a result, we may not be able to purchase insurance for some types of risks.

If we do not strengthen recognition of our brand name, our ability to expand our business will be impaired.

     To expand our audience of online users, increase our online traffic and increase interest in our other healthcare information services, we must strengthen recognition of our brand name. To be successful in this effort, consumers must perceive us as a trusted source of healthcare information; hospitals and other providers must perceive us as an effective marketing and sales channel for their services and products; and employees, payers, insurers, consumers and others must perceive us as a source of valuable information that can be used to enhance the quality and cost-effectiveness of healthcare. We may be required to increase substantially our marketing budget in our efforts to strengthen brand name recognition. Our business will suffer if our efforts are not productive.

Our business will suffer if we are unable to attract, retain and motivate highly skilled employees.

     Our ability to execute our business plan and be successful depends upon our ability to attract, retain and motivate highly skilled employees when needed. We rely on the continued services of our senior management and other personnel. As we expand our business, we need to hire additional personnel to support our operations. We may be unable to retain our key employees or attract or retain other highly qualified employees in the future. If we do not succeed in attracting new personnel as needed and retaining and motivating our current personnel, our business will suffer.

We may experience system failure that could interrupt our services.

     The success of our healthgrades.com website and activities related to the website will depend on the capacity, reliability and security of our network infrastructure. We rely on telephone communication providers to provide the external telecommunications infrastructure necessary for Internet communications. We also depend on providers of online content and services for some of the content and applications that we make available through healthgrades.com. Any significant interruptions in our services or increase in response time could result in the loss of potential or existing users or customers. Although we maintain insurance for our business, we cannot guarantee that our insurance will be adequate to compensate us for losses that may occur or to provide for costs associated with business interruptions.

     We must be able to operate our website 24 hours a day, 7 days a week, without material interruption. To operate without interruption, we and our content providers must guard against:

•	damage from fire, power loss and other natural disasters;

•	communications failures;

•	software and hardware errors, failures or crashes;

•	security breaches, computer viruses and similar disruptive problems; and

•	other potential interruptions.

     Our website may be required to accommodate a high volume of traffic and deliver frequently updated information. Our website users may experience slower response times or system failures due to increased traffic on our website or for a variety of other reasons. We could experience disruptions or interruptions in service due to the failure or delay in the transmission or receipt of this information. Any significant interruption of our operations could damage our business.

Our proprietary rights may not be fully protected, and we may be subject to intellectual property infringement claims by others.

     Our failure to adequately protect our intellectual property rights could harm our business by making it easier for our competitors to duplicate our services. We have two trademarks that have been registered with the U.S. Patent and Trademark Office. In addition, we require some of our employees to enter into confidentiality and invention assignment agreements and, in more limited cases, non-competition agreements. Nevertheless, our efforts to establish and protect our proprietary rights may be inadequate to prevent imitation of our services or branding by others or may be subject to challenge by others. Furthermore, our ability to protect some of our proprietary rights is uncertain since legal standards relating to the validity, enforceability and scope of intellectual property rights in Internet related industries are uncertain and are still evolving.

     In addition to the risk of failing to adequately protect our proprietary rights, there is a risk that we may become subject to a claim that we infringe upon the proprietary rights of others. Although we do not believe that we are infringing upon the rights of others, third parties may claim that we are doing so. The possibility of inadvertently infringing upon the proprietary rights of another is increased for businesses such as ours because there is significant uncertainty regarding the applicability to the Internet of existing laws regarding matters such as copyrights and other intellectual property rights. A claim of intellectual property infringement may cause us to incur significant expenses in defending against the claim. If we are not successful in defending against an infringement claim, we could be liable for substantial damages or may be prevented from offering some aspects of our services. We may be required to make royalty payments, which could be substantial, to a party claiming that we have infringed their rights. These events, if they occur, could damage our business.

We may lose business if hospitals and others utilize our name and ratings without our permission.

     In order for a hospital to use our name and ratings information, we require them to enter into a marketing agreement with us. However, hospitals, the media and others may take the position that certain use of our ratings is “fair use” and not proprietary. We will need to continue to enforce the protection of our proprietary information and aggressively pursue hospitals and others that utilize our name and ratings information without our permission. If our enforcement efforts are unsuccessful, our business may be adversely affected.

We may lose business if we are unable to keep up with rapid technological or other changes.

     If we are unable to keep up with changing technology and other factors related to our market, we may be unable to attract and retain users or customers, which would reduce or limit our revenues. The markets in which we compete are characterized by rapidly changing technology, evolving technological standards in the industry, frequent new service and product announcements and changing consumer demand. Our future success will depend on our ability to adapt to these changes, and to continuously improve the content, features and reliability of our services in response to competitive service and product offerings and the evolving demands of the marketplace. In addition, the widespread adoption of new Internet networking or telecommunications technologies or other technological changes could require us to incur substantial expenditures to modify or adapt our website or infrastructure, which might negatively affect our ability to remain profitable.

We rely largely on advertising and search engine placement to generate traffic to our website.

     We rely on online media to attract a significant percentage of the visitors to our web site. Prices for online advertising could increase as a result of increased demand for advertising inventory, which would cause our expenses to increase and could result in lower margins. Our advertising contracts with online search engines are typically short-term. If one or more search engines on which we rely for advertising modifies or terminates its relationship with us, our expenses could increase, the number of visitors we generate could decrease and our revenues or margins could decline. Additionally, changes to our position within search engine search results could cause visits to our website and the amount of reports ordered from our website to decline. Any of these events could adversely affect our business.

Our business will suffer if we are not able to compete successfully.

     The market for healthcare information is new, rapidly evolving and competitive. We expect competition to increase significantly, and our business will be adversely affected if we are unable to compete successfully. We currently compete, or potentially compete, with many providers of healthcare information services and products, both online and through traditional means. We compete, directly and indirectly, for users and customers principally with:

•	data providers that provide detailed utilization and outcomes information to hospitals;

•	healthcare consulting companies;

•	companies or organizations providing or maintaining online healthcare information;

•	vendors of healthcare information, products and services distributed through other means, including direct sales, mail and fax messaging;

•	companies and organizations providing or maintaining general purpose consumer online services that provide access to healthcare content and services;

•	companies and organizations providing or maintaining public sector and non-profit websites that provide healthcare information and services without advertising or commercial sponsorships;

•	companies and organizations providing or maintaining web search and retrieval services and other high-traffic websites; and

•	publishers and distributors of traditional media, some of which have established or may establish websites.

Some of these competitors are larger, have greater resources and have more experience in providing healthcare information than us.

RISKS RELATED TO HEALTHCARE INFORMATION AND THE INTERNET

Healthcare reforms and the cost of regulatory compliance could negatively affect our business.

     The healthcare industry is heavily regulated. In the ordinary course of business, healthcare entities and companies that do business with them are subject to state and federal regulatory scrutiny, supervision, oversight and control. These various laws, regulations and guidelines affect, among other matters, the provision, licensing, labeling, marketing, promotion and reimbursement of healthcare services and products. Our failure or the failure of our customers to comply with any applicable legal or regulatory requirements, or any investigation or audit of our or our customers’ practices could:

•	result in limitation or prohibition of business activities;

•	subject us or our customers to legal fees and expenses and adverse publicity; or

•	increase the costs of regulatory compliance and, if we or our customers are found by a court of competent jurisdiction to have engaged in improper practices, subject us or our customers to criminal or civil monetary fines or other penalties.

     A federal law commonly known as the Medicare/Medicaid Anti-Kickback Law prohibits kickbacks, rebates and bribes in return for referrals. This law provides an extremely broad base for finding violations. Indeed, any remuneration, direct or indirect, offered, paid, solicited or received in return for referrals of patients or business for which payment may be made in whole or in part under Medicare or Medicaid could be considered a violation of law. The statute also prohibits payments made to anyone to induce them to “recommend purchasing, leasing or ordering any good, facility, service or item for which payment may be made in whole or in part” by Medicare. Similar laws exist in some states.

     We believe that our operations comply with applicable legal regulatory requirements of the anti-kickback laws. Nevertheless, some of these laws have been applied to payments by physicians for marketing and referral services and could constrain our relationships, including financial and marketing relationships with customers such as hospitals. It is possible that additional or more restricted laws, regulations or guidelines could be adopted in the future.

     Criminal provisions prohibit knowingly filing false claims or making false statements or causing false statements to be made by others, and civil provisions prohibit the filing of claims or causing the filing of claims that one knows were false. Criminal penalties include fines and imprisonment. Civil penalties include fines of up to $10,000 plus treble damages for each filed claim. Although we are not filing claims ourselves, liability under the statutes can extend to those who cause claims to be filed. To the extent that consulting advice provided to our customers could be construed as aiding or abetting the presentation of false claims by the customers, we could be subject to false claims liability.

The internet is subject to many legal uncertainties and potential governmental regulations that may decrease usage of our website, increase our costs of doing business or otherwise have a damaging effect on our business.

     Laws and regulations may be adopted in the future that address Internet-related issues, including online content, user privacy, pricing and quality of products and services. This legislation could increase our cost of doing business and negatively affect our business. Moreover, it may take years to determine the extent to which existing laws governing issues like property ownership, libel, negligence and personal privacy are applicable to the Internet. Currently, U.S. privacy law consists of disparate state and federal statutes regulating specific industries that collect personal data. Most of them predate and therefore do not specifically address online activities. In addition, a number of comprehensive legislative and regulatory privacy proposals are now under consideration by federal, state and local governments in the United States.

     Any new law or regulation pertaining to the Internet, or the application or interpretation of existing laws, could decrease usage for our website, increase our cost of doing business or otherwise cause our business to suffer.

Our business could be impaired by state and federal laws designated to protect individual health information.

     If we fail to comply with current or future laws or regulations governing the collection, dissemination, use and confidentiality of patient health information, our business could suffer.

     Consumers sometimes enter private information about themselves or their family members when using our services. Also, our systems record use patterns when consumers access our databases that may reveal health-related information or other private information about the user. In addition, information regarding employee usage of healthcare providers and facilities can also be compiled by our systems in connection with services we offer to employers and other payers. Numerous federal and state laws and regulations govern collection, dissemination, use and confidentiality of patient-identifiable health information, including:

•	state privacy and confidentiality laws;

•	state laws regulating healthcare professionals, such as physicians, pharmacists and nurse practitioners;

•	Medicaid laws;

•	the Health Insurance Portability and Accountability Act of 1996, or HIPPA, and related rules proposed by the Health Care Financing Administration; and

•	CMS standards for electronic transmission of health data.

     Congress may consider future legislation that would establish more strict standards for protection and use of health information. While we are not gathering patient health information at this time and we are not a covered entity under HIPAA, other third-party websites that consumers access through our website and employees, payers and other customers may not maintain systems to safeguard any health information they may be collecting. In some cases, we may place our content on computers that are under the physical control of others, which may increase the risk of an inappropriate disclosure of information. For example, we contract out the hosting of our website to a third party. In addition, future laws or changes in current laws may necessitate costly adaptations to our systems.

Online security breaches could harm our business.

     Our security measures may not prevent security breaches. Substantial or ongoing security breaches on our system or other Internet-based systems could reduce user confidence in our website, causing reduced usage that adversely affects our business. The secure transmission of confidential information over the Internet is essential to maintain confidence in our websites. We believe that consumers generally are concerned with security and privacy on the Internet, and any publicized security problems could inhibit the growth of our provision of healthcare information on the Internet.

     We will need to incur significant expense to protect and remedy against security breaches when we identify a significant business risk. Currently, we do not store sensitive information, such as patient information or credit card information, on our websites. If we launch services that require us to gather sensitive information, our security expenditures will increase significantly.

     A party that is able to circumvent our security systems could steal proprietary information or cause interruptions in our operations. Security breaches could also damage our reputation and expose us to a risk of loss or litigation and possible liability. Our insurance policies may not be adequate to reimburse us for losses caused by security breaches. We also face risks associated with security breaches affecting third parties conducting business over the Internet or customers and others who license our data.

OTHER RISKS

Our officers and directors maintain significant control of Health Grades, Inc.

     As of December 31, 2004, our current executive officers and directors and entities with which they are affiliated beneficially own approximately 30.9% of our outstanding common stock. In addition, Essex Woodlands Health Ventures Fund IV, L.P. (“Essex”) holds approximately 37.2% of our outstanding common stock. If our officers, directors and Essex act together, they will be able to control the management and affairs of Health Grades, Inc. and will have the ability to control all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing an acquisition of us, impair the ability of existing stockholders to remove and replace our management and/or Board of Directors, and may adversely affect the market price for our common stock.

Our certificate of incorporation and bylaws includes anti-takeover provisions that may deter or prevent a change of control.

     Some provisions of our certificate of incorporation and bylaws and provisions of Delaware law may deter or prevent a takeover attempt, including an attempt that might result in a premium over the market price for our common stock. Our certificate of incorporation requires the vote of 66 2/3% of the outstanding voting securities in order to effect certain actions, including a sale of substantially all of our assets, certain mergers and consolidations and our dissolution or liquidation, unless these actions have been approved by a majority of the directors. Our certificate of incorporation also authorizes our Board of Directors to issue up to 2,000,000 shares of preferred stock having such rights as may be designated by our Board of Directors, without stockholder approval. Our bylaws provide that stockholders must follow an advance notification procedure for certain nominations of candidates for the Board of Directors and for certain other stockholder business to be conducted at a stockholders meeting. The General Corporation Law of Delaware restricts certain business combinations with interested stockholders upon their acquisition of 15% or more of our common stock.

     All of these provisions could make it more difficult for a third party to acquire, or could discourage a third party from attempting to acquire, control of us, and thereby could prevent our stockholders from receiving a premium for their shares. In addition, the foregoing provisions could impair the ability of existing stockholders to remove and replace our management and/or our Board of Directors.

We have no intention to pay dividends on our common stock.

     We have never declared or paid any cash dividends on our common stock. We currently intend to retain all future earnings to finance the expansion of our business.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated by reference into this prospectus contain forward-looking statements. These statements may be found in this prospectus as well as our reports filed with the SEC. We generally identify forward-looking statements in this report using words like “believe,” “intend,” “expect,” “may,” “will,” “should,” “plan,” “project,” “contemplate,” “anticipate” or similar statements. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors including those addressed in the section of this prospectus entitled “Risk Factors.” We undertake no obligation to update publicly any forward-looking statements.

USE OF PROCEEDS

     We will not receive any proceeds from the sale of our common stock by the selling stockholders.

SELLING STOCKHOLDERS

     The shares being offered under this prospectus include shares of our common stock currently held by the selling stockholders as well as shares of our common stock issuable upon exercise of warrants held by Essex Woodlands Health Ventures Fund IV, L.P. The selling stockholders obtained the shares in various transactions. Essex paid $6,000,000 to acquire 3,000,000 shares of our common stock and a warrant to purchase 1,050,000 shares of our common stock in connection with the private placement of our securities in March 2000. In connection with the March 2000 private placement, Kerry R. Hicks and David G. Hicks, two of our executive officers, surrendered notes that we initially issued to them in December 1999 in exchange for our common stock and warrants. We issued the notes in connection with loans that Messrs. Hicks and other executive officers made to us in December 1999 to enable us to purchase a minority interest in a former subsidiary that initially operated our healthgrades.com website. Mr. Kerry R. Hicks surrendered notes having a principal amount of $2,000,000 in exchange for 1,000,000 shares of our common stock and warrants to purchase 350,000 shares of our common stock. Mr. David G. Hicks surrendered notes having a principal amount of $100,000 in exchange for 50,000 shares of our common stock and warrants to purchase 17,500 shares of our common stock. The warrants held by Essex (other than with respect to 41,580 shares underlying the options) and Messrs. Kerry R. and David G. Hicks were converted into 197,792 shares, 68,649 shares and 3,432 shares of our common stock, respectively, in accordance with a “net exercise” provision of the warrants. Essex fully exercised the warrant as to 41,580 shares for an aggregate exercise price of $10,811. The exercise price as to the 41,580 shares was reduced in connection with the transaction described in the following paragraph.

     In addition, in April 2001, Essex received a warrant to purchase 207,900 shares of our common stock (the “April 2001 Warrant”) in consideration of its commitment to purchase, at our option exercised on or prior to December 31, 2001, shares of our common stock having an aggregate purchase price of up to $831,600. Moreover, we reduced the exercise price of 41,580 shares subject to the warrant acquired by Essex in the March 2000 private placement, as described above. Upon our exercise, in October 2001, of our right to compel Essex to purchase our securities, Essex purchased 5,544,000 shares of our common stock and a warrant to purchase 145,530 shares of our common stock (the “October 2001 Warrant”) for a total purchase price of $831,600. The April 2001 Warrant expires in April 2007 and has an exercise price of $0.26 per share; the October 2001 Warrant expires in October 2007 and has an exercise price of $0.15 per share.

     Sarah P. Loughran, another of our executive officers, acquired 400,000 shares of our common stock in February 2000 in exchange for her minority interest in the former subsidiary described above.

     The registration statement of which this prospectus is a part was filed by us pursuant to the terms of the purchase agreement relating to the March 2000 financing.

     The following table sets forth certain information provided to us by the selling stockholders regarding their respective beneficial ownership of our common stock as of April 18, 2005. The selling stockholders and any of their transferees, pledgees, donees or successors-in-interest, may from time to time offer and sell, pursuant to this prospectus and any subsequent prospectus supplement, any and all of the shares listed in the table below under the column “Shares That May Be Offered and Sold.” Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to the shares of common stock.

     We cannot advise you as to whether the selling stockholders will, in fact, sell any or all of the shares of common stock listed in the table below. Moreover, the selling stockholders may sell, transfer or otherwise dispose of, at any time and from time to time, the shares of common stock in transactions exempt from the registration requirements of the Securities Act.

	Shares Beneficially	Percentage
	Owned Before	of Class Before	Shares That May
Selling Stockholder	Offering	Offering (1)	Be Offered and Sold
Essex Woodlands Health Ventures Fund IV, L.P. (2).	9,136,802	34.1%	9,136,802	(3)
Kerry R. Hicks (4)	4,067,293	14.1%	1,068,649
David G. Hicks (5)	1,661,598	6.0%	53,432
Sarah Loughran (6)	1,556,331	5.7%	400,000

(1)	Applicable percentage of ownership is based on 26,455,413 shares of common stock outstanding on April 18, 2005. Beneficial ownership is determined in accordance with SEC rules and means voting and investment power with respect to securities. Shares of common stock issuable upon the exercise of options and warrants exercisable currently or within 60 days of April 18, 2005 are deemed outstanding and to be beneficially owned by the person holding such option or warrant for purposes of computing such person’s percentage ownership, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

(2)	Includes 353,430 shares issuable pursuant to the exercise of the warrants. We, together with Messrs. Hicks, Ms. Loughran and certain of our former executive officers have agreed to take such actions (including in the case of the individuals, voting their shares) as are in their control so that (1) our Board of Directors is comprised of no more than eight members and (2) one designee of Essex is elected to our Board of Directors. Mr. Mark Pacala, a Managing Director of Essex Woodlands Health Ventures, was elected to our Board of Directors pursuant to the designation of Essex. The address of Essex Woodlands Health Ventures Fund IV, L.P. is 190 South LaSalle Street, Suite 2800, Chicago, IL 60603.

(3)	Includes 353,430 shares underlying warrants.

(4)	Includes 10,000 shares of common stock held by The David G. Hicks Irrevocable Children’s Trust and 2,299,823 shares underlying stock options. Does not include 60,000 shares of common stock held by The Hicks Family Irrevocable Trust, for which shares Mr. Kerry R. Hicks disclaims beneficial ownership. Mr. Kerry R. Hicks is our Chairman of the Board of Directors, Chief Executive Officer and President. Mr. Kerry R. Hicks’ address is 500 Golden Ridge Road, Suite 100, Golden, Colorado 80401.

(5)	Includes 1,124,940 shares underlying stock options. Mr. David G. Hicks is our Executive Vice President – Information & Technology.

(6)	Includes 916,369 shares underlying stock options. Ms. Loughran is our Executive Vice President – Provider Services.

PLAN OF DISTRIBUTION

     The shares of common stock covered by this prospectus may be offered and sold from time to time by the selling stockholders. As used in this prospectus, “selling stockholders” includes transferees, donees, pledgees or other successors-in-interest to a named selling stockholder. The selling stockholders may sell all or a portion of the shares beneficially owned by them and offered hereby from time to time:

•	directly; or

•	through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, commissions or concessions from the selling stockholders or from the purchasers of the shares for whom they may act as agent.

     The shares may be sold from time to time in one or more transactions at:

•	fixed prices, which may be changed;

•	prevailing market prices at the time of sale;

•	varying prices determined at the time of sale; or

•	negotiated prices.

     The sales described in the preceding paragraph may be effected in transactions:

•	on any national securities exchange or quotation service on which the shares of our common stock may be listed or quoted at the time of sale, including the OTC Bulletin Board;

•	in the over-the-counter market;

•	otherwise than on such exchanges or services or in the over-the-counter market; or

•	through the writing of options.

     These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

     In connection with sales of the shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the shares in the course of hedging their positions. The selling stockholders may also sell the shares short and deliver shares of our common stock to close out short positions, or loan or pledge shares to broker-dealers that in turn may sell the shares. The selling stockholders may pledge or grant a security interest in some or all of the shares owned by them, and, upon a default in performance of the secured obligation, the pledgees or secured parties may offer and sell the shares from time to time pursuant to this prospectus.

     To our knowledge, there are currently no plans, arrangements or understandings between any selling stockholders and any underwriter, broker-dealer or agent regarding the sale of the shares by the selling stockholders. Selling stockholders may not sell any or all of the shares offered by them pursuant to this prospectus. In addition, we cannot assure you that a selling stockholder will not transfer the shares by other means not described in this prospectus. In this regard, any shares covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

     To the extent required, upon being notified by a selling stockholder that any material arrangement has been entered into with any agent, underwriter or broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by any agent, underwriter or broker-dealer, the name of the selling stockholder and of the participating agent, underwriter or broker-dealer, specific shares to be sold, the respective purchase prices and public offering prices, any applicable commissions or discounts, and other facts material to the transaction will be set forth in a supplement to this prospectus or a post-effective amendment to the registration statement of which this prospectus is a part, as appropriate.

     Our common stock is quoted on the OTC Bulletin Board under the symbol “HGRD.”

     In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers.

     The selling stockholders and any broker and any broker-dealers, agents or underwriters that participate with the selling stockholders in the distribution of the shares may be deemed to be “underwriters” within the meaning of the Securities Act. In this case, any commissions received by these broker-dealers, agents or underwriters and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. In addition, any profits realized by the selling stockholders may be deemed to be underwriting commissions.

     The selling stockholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any such other person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities with respect to the particular shares being distributed for a period of up to five business days prior to the commencement of the distribution. This may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities with respect to the shares.

     We will bear all costs, expenses and fees in connection with the registration of shares to be sold by the selling stockholders. The selling stockholders will bear all commissions and discounts, if any, attributable to their respective sales of shares. We have agreed to indemnify Essex against some liabilities, including liabilities arising under the Securities Act. In addition, the selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving the sales of shares against some liabilities, including liabilities arising under the Securities Act.

LEGAL MATTERS

     The legality of the common stock offered by this prospectus has been passed upon for us by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania.

EXPERTS

     The financial statements and schedule incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Grant Thornton LLP, independent registered public accountants, as indicated in their report with respect thereto, and are so incorporated in reliance upon the authority of said firm as experts in giving said report.

WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the SEC a registration statement on Form S-3 with respect to the shares offered by this prospectus. This prospectus is a part of the registration statement and does not contain all of the information included in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information about us and the shares, please refer to the registration statement. If a reference is made in this prospectus or any prospectus supplement to any contract or other document of Health Grades, Inc., the reference may not be complete and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or document .

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at www.sec.gov. (This URL is intended to be an inactive textual reference only.) You may also read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

     The SEC allows us to “incorporate by reference” into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. Information incorporated by reference is part of this prospectus. Later information filed with the SEC will update and supersede this information.

     We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering is completed:

(a)	our Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (as amended by Amendment No. 1 on Form 10-K/A filed with the SEC on May 2, 2005);

(b)	our Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, filed with the SEC on November 15, 2004 (as amended by Amendment No. 1 on Form 10-Q/A filed with the SEC on May 2, 2005);

(c)	our Current Reports on Form 8-K filed with the SEC on December 21, 2004 (as amended by Forms 8-K/A filed with the SEC on January 21, 2005 and February 14, 2005) and February 15, 2005 (we made two filings on Form 8-K on February 15, 2005; only the filing containing information responsive to Item 1.01 of Form 8-K is incorporated by reference into this prospectus); and

(d)	the description of our common stock, set forth in our registration statement on Form 8-A filed with the SEC on April 20, 2005 (as amended by Amendment No. 1 on form 8-A/A filed with the SEC on May 2, 2005).

     You should read the information relating to us in this prospectus together with the information in the documents incorporated by reference.

     Any statement contained in a document incorporated by reference in this prospectus, unless otherwise indicated therein, speaks as of the date of the document. Statements contained in this prospectus may modify or replace statements contained in the documents incorporated by reference.

     You may request a copy of these filings, at no cost, by contacting: Allen Dodge, Senior Vice President - Finance and Chief Financial Officer, Health Grades, Inc., 500 Golden Ridge Road, Suite 100, Golden, CO 80401 (telephone number — (303) 716-0041).

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

     Item 14. Other Expenses of Issuance and Distribution

     The following table sets forth the expenses incurred in connection with the offering described in this Registration Statement. All of such amounts (except the SEC registration fee) are estimated.

SEC Registration Fee	$5,445
Legal Fees and Expenses	12,500
Accounting Fees and Expenses	7,500
Blue Sky Fees and Expenses	15,000
Miscellaneous	2,000

Total	$42,445

     Item 15. Indemnification of Directors and Officers

     Section 102(b)(7) of the Delaware General Corporation Law (the “DGCL”) permits a corporation, in its certificate of incorporation, to limit or eliminate, subject to certain statutory limitations, the liability of directors to the corporation or its stockholders for monetary damages for breaches of fiduciary duty, except for liability (a) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) for any willful or negligent payment of an unlawful dividend, stock purchase or redemption, or (d) for any transaction from which the director derived an improper personal benefit. Article 7 of our Certificate of Incorporation provides that the personal liability of our directors is eliminated to the fullest extent permitted by Section 102(b)(7) of the DGCL.

     Under Section 145 of the DGCL, a corporation has the power to indemnify directors and officers under certain prescribed circumstances and subject to certain limitations against certain costs and expenses, including attorney’s fees actually and reasonably incurred, in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which any of them is a party by reason of being a director or officer of the corporation if it is determined that the director or officer acted in accordance with the applicable standard of conduct set forth in such statutory provision. Article VI of our Bylaws provides that we will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was our director, officer and, if designated by our Board of Directors as an authorized representative, our employee or agent, against certain liabilities, costs and expenses. Article VI further permits us to purchase and maintain insurance on behalf of any person who is or was our director, officer, employee or agent, or is or was serving at our request as a director, officer, employee or agent of another entity, against any liability asserted against such person and incurred by such person in any such capacity or arising out of his status as such, whether or not we would have the power to indemnify such person against such liability under the DGCL. We have purchased directors and officers liability insurance.

     Item 16. Exhibits

     The following exhibits are filed as part of this Registration Statement:

Exhibit
Number	Description
5*	Opinion of Morgan, Lewis & Bockius LLP regarding legality of securities being registered
23.1*	Consent of Morgan, Lewis & Bockius LLP (included in its opinion filed as Exhibit 5 hereto)
23.2*	Consent of Grant Thornton LLP
24*	Powers of Attorney (included as part of the signature page hereof)

*	previously filed.

     Item 17. Undertakings.

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraph (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Golden, State of Colorado, on May 6, 2005.

HEALTH GRADES, INC.
By:	/s/ Allen Dodge
Allen Dodge
Senior Vice President - Finance and Chief Financial Officer

     Pursuant to the requirements of the Securities Act of 1933, this amendment to Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

* Kerry R. Hicks	Director and Chief Executive Officer (Principal Executive Officer)	May 6, 2005
* Peter H. Cheesbrough	Director	May 6, 2005
* J.D. Kleinke	Director	May 6, 2005
* Leslie S. Matthews, M.D.	Director	May 6, 2005
* Mark Pacala	Director	May 6, 2005
* John J. Quattrone	Director	May 6, 2005
/s/ Allen Dodge Allen Dodge	Chief Financial Officer (Principal Financial and Accounting Officer)	May 6, 2005

*By:	/s/ Allen Dodge Allen Dodge Attorney-in-fact

EXHIBIT INDEX

Exhibit
Number	Description
5*	— Opinion of Morgan, Lewis & Bockius LLP regarding legality of securities being registered
23.1*	— Consent of Morgan, Lewis & Bockius LLP (included in its opinion filed as Exhibit 5 hereto)
23.2*	— Consent of Grant Thornton LLP
24*	— Powers of Attorney (included as part of the signature page hereof)

*	previously filed.